Exhibit 4.65

Execution version

DATED 17 MAY 2006

(1) AMARIN PHARMACEUTICALS IRELAND LIMITED

AND

(2) DR ANTHONY CLARKE

ASSIGNMENT AGREEMENT

MATHESON ORMSBY PRENTICE
30 Herbert Street
Dublin 2
Ireland

CONTENTS

1	Definitions	3
2	Assignment	6
3	Developer Know-How/Developer Improvements	7
4	Development Work	7
5	Payments	7
6	Developer Licence Agreements	9
7	Warranties	9
8	Indemnification	9
9	Patent Prosecution and Maintenance	10
10	Regulatory Matters	11
11	Simbec Study Agreement	11
12	Confidential Information/Announcements	11
13	Payments, Reports and Audits	12
14	Change of Control	13
15	Miscellaneous	14

Schedule 1 — Developer Patents		18

THIS ASSIGNMENT AGREEMENT (this “Agreement”) dated 17 May 2006

BETWEEN:

(1)	AMARIN PHARMACEUTICALS IRELAND LIMITED, a company incorporated under the laws of Ireland having its principal place of business at 50 Pembroke Road, Ballsbridge, Dublin 4 (“Amarin”); and

(2)	DR ANTHONY CLARKE of Scots Grove House, Uxmore Road, Checkendon, Oxfordshire RG8 0TD (“Developer”).

RECITALS

A.	The parties have entered into an Option Agreement dated 23 February 2006 and a Development and Option Agreement dated 21 April 2006 whereby, inter alia, Developer granted Amarin an exclusive option to conclude this Agreement.

B.	Developer and Amarin have agreed that Developer will assign and transfer to Amarin the Developer Intellectual Property.

NOW, IT IS HEREBY AGREED AS FOLLOWS in consideration of the mutual covenants contained herein:

1     DEFINITIONS

“Affiliate” shall mean a corporation or entity controlling, controlled by, or under the common control with Amarin or Developer, as the case may be. For the purposes of this Agreement, “control” shall mean the direct or indirect ownership of more than 50% of the issued voting shares or other voting rights of the subject entity to elect directors, or if not meeting the preceding criteria, any entity owned or controlled by or owning or controlling at the maximum control or ownership right permitted in the country where such entity exists.

“Amarin Milestone Payments” shall mean the milestone payments payable by Amarin to the Developer in accordance with Clause 5.3.

“Change of Control of Amarin” shall mean with respect to either Amarin or Amarin Corporation plc (a) a sale, transfer or disposal of all or substantially all of such company’s assets or business to a third party which is not a direct or indirect subsidiary of Amarin Corporation plc or (b) a change in voting control of 50% or more of the outstanding voting securities of such company to a third party which is not a direct or indirect subsidiary of Amarin Corporation plc.

“Claims” shall mean all and any claims (whether successful or otherwise), loss, liability, damages and expenses, including reasonable attorneys’ fees and expenses and legal costs.

“Compound” shall mean apomorphine and/or all derivatives of apomorphine.

“Confidential Information” shall mean know-how, trade secrets, inventions (including patent applications covering such inventions), data, information, and any improvements, modifications, derivations, or compilations thereto that is owned, licensed by or controlled by the disclosing party, provided however, that Confidential Information shall not include any information which is:

(i)	already known to the receiving party at the time of disclosure, as evidenced by such party’s written records, provided such information was not obtained directly or indirectly by the receiving party from the disclosing party pursuant to a confidentiality agreement;

(ii)	publicly known prior to or after disclosure, through no default of the receiving party;

(iii)	disclosed in good faith to the receiving party by a third party, lawfully and contractually entitled to make such disclosure; or

(iv)	is independently discovered without the aid or application of the Confidential Information as shall be evidenced by the written records of the receiving party.

“Consideration” shall mean the Initial Consideration, the Amarin Milestone Payments and the Royalties.

“Consideration Period” shall mean the period commencing on the Effective Date and expiring on a product by product and country by country basis:

(i)	on the 20th anniversary of the date of the launch of the Developer Invention in the country concerned; or

(ii)	in any country upon the expiry of the life of the last to expire patent included in the Developer Intellectual Property which covers the Developer Invention in that country;

whichever date is the later to occur.

“Developer” shall mean Dr Anthony Clarke and any of his Affiliates.

“Delivery Kit” shall mean a two compartment device where one compartment contains an acidic solution of the Compound and the second compartment contains an alkaline solution, as described in the Developer Patents.

“Developer Intellectual Property” shall mean the Developer Patents, Developer Know-How, Developer Patent Improvements and Developer Improvements.

“Developer Improvements” shall mean any and all improvements to the Developer Know-How and/or Developer Invention and/or the Compound and/or any Other Apomorphine Product that have been conceived, created, developed and/or otherwise invented solely by, or by a third party on behalf of, the Developer at any time after the Effective Date.

“Developer Invention” shall mean an invention relating to a pharmaceutical formulation of the Compound for buccal administration comprising a Delivery Kit, the Compound and a buffered solvent, as more fully described in the Developer’s Patents.

“Developer Know-How” shall mean any and all rights owned, licensed or controlled by the Developer to any scientific, pharmaceutical or technical information, data, discovery, invention (whether patentable or not), know-how, substances, techniques, processes, systems, formulations, designs and expertise relating to the Developer Invention and/or the Compound and/or any Other Apomorphine Product which is not generally known to the public.

“Developer Patents” shall mean any and all rights under any and all patent applications and/or patents, now existing, currently pending or hereafter filed or obtained or licensed by Developer relating to the Developer Invention and/or the Compound and/or any Other Apomorphine Product, including but not limited to those set forth in Schedule 1, and any foreign counterparts thereof and ail divisionals, continuations, continuations-in-part, any foreign counterparts thereof and all patents issuing on any of the foregoing, and any foreign counterparts thereof, together with all registrations, reissues, re-examinations, supplemental protection certificates, or extensions thereof, and any foreign counterparts thereof.

“Developer Patent Improvements” shall mean any and all improvements to the Developer Patents that have been conceived, created, developed and/or otherwise invented solely by, or by a third party on behalf of, the Developer at any time after the Effective Date.

“Effective Date” shall mean the date of this Agreement.

“EU” shall mean the Member States of the European Union, as same may change from time to time in terms of Member States.

“EU Regulatory Application” shall mean any regulatory application or any other application for approval to market the Developer Invention in any Member State of the EU, which Amarin may file in any Member State of the EU, including any supplements or amendments thereto which Amarin may file.

“EU Regulatory Approval” shall mean the final approval to market the Developer Invention in any Member State of the EU, including pricing and reimbursement approval and any other approval which is required to launch the Developer Invention in the normal course of business.

“Field” shall mean all indications of any nature.

“FDA” shall mean the United States Food and Drug Administration or any other successor agency whose approval is necessary to market the Developer Invention in the USA.

“In Market” means the sale of a Developer Invention by Amarin to an unaffiliated third party, such as a wholesaler, managed care organisation, hospital or pharmacy.

“Initial Consideration” shall mean the initial consideration payable by Amarin to the Developer in accordance with Clause 5.2.

“Intellectual Property Rights” shall mean all patents, patent applications, copyrights, copyright applications, trademarks, trade secrets, know-how and other intellectual property rights.

“Licence Agreement” shall mean any licence agreement or sub-licence agreement entered into by Amarin with a third party whereby a licensee or a sub-licensee, as applicable, will sell the Developer Invention in the Territory in the Field.

“Major EU Country” shall mean any one of UK, France, Germany, Italy and Spain.

“NDA” shall mean a New Drug Application filed with the FDA, including any supplements or amendments thereto which may be filed.

“NDA Approval” shall mean the final approval of an NDA by the FDA to market a product in the USA.

“Net Sales” means aggregate sales amounts recognised by Amarin from sales by Amarin of the Developer Invention in Market in accordance with the prevailing consistently applied generally accepted accounting principles applicable to Amarin (“GAAP”), less reasonable and customary deductions from such gross amounts as actually paid or accrued for by Amarin including, without limitation the following:

(a)	trade, cash and quantity discounts allowed, or provided for, and taken directly with respect to such sales;

(b)	amounts repaid, credits or allowances granted, or provided for, for damaged goods, defects, recalls, returns or rejections of the Developer Invention and retroactive price reductions;

(c)	sales or similar taxes paid by or charged to the account of Amarin, or provided for, without offset (including, without limitation, duties or other governmental charges levied on, absorbed or otherwise imposed on the sale of the Developer Invention, value added taxes or other governmental charges otherwise measured by the billing amount, when included in billing, but not including national, state or local taxes based on income);

(d)	charge back payments and rebates granted, or provided for, to (i) managed health care organizations, (ii) federal, state and/or local governments or their agencies, (iii) purchasers and reimbursers, or (iv) trade customers, including, without limitation, wholesalers and chain and pharmacy buying groups;

(e)	freight, postage, shipping, customs duties and insurance charges to the extent included in the proceeds received from the customer; and

(f)	a deduction in respect of the costs of the Delivery Kit in an amount equal to the lesser of:

(i)	the amount payable by Amarin to a third party manufacturer in respect of the manufacture of the Delivery Kit for commercial sale (whether comprised of royalties or unit manufacturing costs); and

(ii)	5% of Net Sales,

provided however that any payments by Amarin to a third party manufacturer which relate to the development of the Delivery Kit prior to the launch of the Developer Invention shall not be included in calculating this deduction hereunder.

Any Developer Invention provided by Amarin free of charge, for administration to patients enrolled in clinical trials or distributed through a not-for-profit foundation at no charge to eligible patients would not be included in Net Sales, provided that Amarin receives no cash consideration from such not-for-profit foundation or from such clinical trials or such use of the Developer Invention.

Net Sales and any factors used in determining Net Sales shall be determined by Amarin in accordance with GAAP.

“Other Apomorphine Product” shall mean any product incorporating the Compound, other than the Developer Invention.

“Proof of Concept Study Data” shall mean all and any data generated pursuant to the Simbec Study Agreement.

“Regulatory Application” shall mean any EU Regulatory Application, NDA, and/or any other regulatory application or other application for approval to market the Developer Invention and/or any Other Apomorphine Product in any country of the Territory, which Amarin may file in any country of the Territory, including any supplements or amendments thereto which Amarin may file.

“Regulatory Approval” shall mean any EU Regulatory Approval, NDA Approval, and/or any other final approval to market the Developer Invention and/or any Other Apomorphine Product in any country of the Territory, including pricing and reimbursement approval and any other approval which is required to launch the Developer Invention and/or any Other Apomorphine Product in any country of the Territory in the normal course of business.

“RHA” shall mean any relevant government health authority (or successor agency thereof) in any country of the Territory whose approval is necessary to market the Developer Invention and/or the Other Apomorphine Products in the relevant country of the Territory.

“Royalty” or “Royalties” shall mean the royalties payable by Amarin to the Developer in accordance with Clause 5.4.

“Simbec Study Agreement” shall mean the Clinical Research Agreement dated 5 April 2006 between Amarin, Amarin Neuroscience Ltd. and Simbec Research Ltd.

“Territory” shall mean all countries of the world.

“Third Party Royalties” shall mean all royalties received by Amarin pursuant to a Licence Agreement in respect of sales by a licensee or sub-licensee of the Developer Invention, having taken account of deductions in respect of any customs and excise duties or other sales taxes that are actually paid by Amarin (but, for the avoidance of doubt, not income or corporation tax), directly related to the receipt of such royalties by Amarin.

“Third Party Milestone Payments” shall mean all upfront or milestone payments received by Amarin pursuant to a Licence Agreement in respect of the Developer Invention, having taken account of deductions in respect of any customs and excise duties or other sales taxes that are actually paid by Amarin (but, for the avoidance of doubt, not income or corporation tax), directly related to the receipt of such revenues by Amarin.

‘‘£” shall mean Pounds Sterling.

“US” or “USA” shall mean the United States of America.

“Valid Claim” means a claim of any issued, unexpired Developer Patent that has not been revoked or held unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction from which no appeal can be taken, or with respect to which an appeal is not taken within the time allowed for appeal, and that has not been disclaimed or otherwise rendered unenforceable.

2   ASSIGNMENT

2.1	In consideration of the payment by Amarin to the Developer of the Consideration in accordance with the terms of this Agreement, the Developer as legal and beneficial owner, assigns to Amarin, its successors and assigns, all its right, title and interest in and to the Developer Intellectual Property, together with all the rights of action, powers and benefits belonging to the same, including the right to sue for and obtain damages and other relief in respect of any infringement and/or any violation of any common law rights (whether past, present or future) of the Developer Intellectual Property and for Amarin, its successors and assigns, to hold, use, exercise and enjoy the same unto Amarin absolutely for the whole period of such rights for the time being capable of being assigned by the Developer together with any and all renewals, reversions and extensions throughout the world.

2.2	Without prejudice to the generality of Clause 15.10, the Developer will, upon the written request of Amarin, execute all such further assignments, transfers, deeds, documents or other assurances and do all further acts and things as Amarin may require in order to enable Amarin to become registered as the proprietor of the Developer Intellectual Property and otherwise to secure the benefit of the Developer Intellectual Property assigned under this Agreement.

3   DEVELOPER KNOW-HOW / DEVELOPER IMPROVEMENTS

3.1	To the extent that the Developer is prohibited by statute or otherwise from assigning all current and future rights, title and interest in the Developer Know-How and the Developer Improvements to Amarin, the Developer hereby grants Amarin an exclusive, worldwide, perpetual, fully-paid, royalty-free, irrevocable licence (with the right to grant sublicenses) to the Developer Know-How and the Developer Improvements, and any Intellectual Property Rights therein for all purposes in the Field.

3.2	With effect from the Effective Date, the Developer shall not research, develop, market or otherwise commercialise the Developer Know-How and/or the Developer Improvements in the Territory except on behalf of Amarin (whether as an employee of Amarin or otherwise).

4   DEVELOPMENT WORK

4.1	Amarin shall be responsible for, and have full discretion in relation to, the design and implementation of a development plan for the Developer Intellectual Property.

4.2	For the avoidance of doubt, the cost of conducting all development work in relation to the Developer Intellectual Property and all costs arising under Clause 9.1 shall be borne by Amarin.

5   PAYMENTS

5.1	The Consideration shall be payable by Amarin to the Developer in accordance with this Clause 5 during the Consideration Period.

5.2  Initial Consideration

Upon the Effective Date, Amarin shall pay to the Developer £42,000.

5.3  Amarin Milestone Payments

During the Consideration Period, Amarin shall be liable to pay to the Developer the Amarin Milestone Payments in respect of the Developer Invention as follows:

5.3.1	upon the final selection by Amarin, at its sole discretion having taken advice from its Scientific Advisory Board, of the first formulation of the Compound for clinical development of the Developer Invention, Amarin shall pay to the Developer £42,000;

5.3.2	upon the successful completion by Amarin of the first Pivotal Bioequivalence Study on the Developer Invention which Amarin is satisfied, at its sole discretion having taken advice from its Scientific Advisory Board, will enable it to file an NDA on the Developer Invention; or upon successful completion of the first Phase II clinical trial on the Developer Invention which Amarin is satisfied, at its sole discretion having taken advice from its Scientific Advisory Board, will enable it to commence a Phase III clinical trial on the Developer Invention, Amarin shall pay to the Developer £28,000;

5.3.3	upon the filing and acceptance of the first EU Regulatory Application on the Developer Invention in a Major EU Country, or under the EMEA centralized procedure, or in any EU country under the mutual recognition procedure with the objective of EU Regulatory Approval in a Major EU Country, Amarin shall pay to the Developer £56,000;

5.3.4	upon the filing and acceptance of the first NDA on the Developer Invention, Amarin shall pay to the Developer £56,000;

5.3.5	upon obtaining the first EU Regulatory Approval on the Developer Invention in a Major EU Country, Amarin shall pay to the Developer £280,000; and

5.3.6	upon obtaining the first NDA Approval on the Developer Invention, Amarin shall pay to the Developer £280,000.

For the avoidance of doubt, any one of the Amarin Milestone Payments above shall become payable by Amarin upon the first achievement of the relevant milestone in relation to the Developer Invention, and upon payment of such Amarin Milestone Payments by Amarin, all of Amarin’s obligations hereunder to pay such Amarin Milestone Payment shall be satisfied in full.

In the event that any one of the milestones set forth above should be achieved on more than one occasion in relation to the Developer Invention (for example, in relation to two separate therapeutic indications), Amarin shall have no obligation to pay any Amarin Milestone Payment in relation thereto save the obligation to pay the Amarin Milestone Payment which arose on the first achievement of the relevant milestone.

5.4  Royalties on Net Sales / Third Party Royalties / Third Party Milestone Payments

During the Consideration Period, Amarin shall be liable to pay Royalties to the Developer as follows:

5.4.1	if Amarin sells the Developer Invention In Market in the Territory, then on a country by country and product by product basis:

(a)	where the Developer Invention is covered by a Valid Claim that confers market exclusivity for such Developer Invention, or where Amarin has market exclusivity for the Developer Invention by virtue of having orphan drug status for such Developer Invention, payments would be made by Amarin to the Developer as follows:

Annual Amount of Net Sales
in the Territory	Percentage Payable

less than $17.5 million	5%
$17.5 million to $87.5 million	2%
over $87.5 million	1%

or

(b)	where the Developer Invention is not covered by a Valid Claim that confers market exclusivity for such Developer Invention or where Amarin does not have market exclusivity for the Developer Invention by virtue of having orphan drug status for such Developer Invention, Amarin shall pay to the Developer, 1% of Net Sales;

5.4.2	Amarin enters into a Licence Agreement then, on a country by country and product by product basis, Amarin shall pay to the Developer:

(a) 7.5% of Third Party Royalties; and

(b) 7.5% of Third Party Milestone Payments.

5.4.3	During the Consideration Period, payment of Royalties shall become due at the end of each calendar quarter following first commercial sale of the Developer Invention.

5.5  Royalties on non-cash Third Party Milestone Payments under a Licence Agreement

With reference to Clause 5.4.2(b), if Amarin enters into a Licence Agreement where all or part of a Third Party Milestone Payment payable to Amarin thereunder is in the form of non-cash consideration (including without limitation, product rights to a third party product) (“Quid”), Amarin’s obligations to the Developer shall be as follows:

5.5.1	Amarin shall promptly notify the Developer in writing of the non-cash consideration received or receivable by Amarin and the financial value that has been assigned thereto by Amarin (“Quid Value”); and

5.5.2	Amarin shall be obliged to pay the Developer 7.5% of the Quid Value by means of a payment to the Developer at the end of each calendar quarter following the execution of the Licence Agreement of 10% of the quarterly revenues generated by Amarin from the Quid until such time as Amarin’s cumulative payments to the Developer have reached 7.5% of the Quid Value, whereupon such obligation shall be satisfied in full and shall terminate.

5.6	For the avoidance of doubt, all of Amarin’s obligations to pay Consideration to the Developer under this Agreement shall cease upon the expiry of the Consideration Period (“Consideration Expiry Date”), save any accrued obligations of Amarin to pay any amounts of Consideration which remain due to the Developer on the Consideration Expiry Date.

6   DEVELOPER LICENCE AGREEMENTS

6.1	Developer shall be responsible for all payments related to the financial provisions and obligations of any third party agreement with respect to the Developer Intellectual Property to which Developer is a party on the Effective Date (including amendments thereto) (the “Developer Effective Date Agreements”), including without limitation, any royalty, milestone or other compensation obligations triggered thereunder on the Effective Date, or triggered thereunder after the Effective Date.

6.2	For the avoidance of doubt, any royalties, milestone or other compensation obligations which arise under any Developer Effective Date Agreement from the process of the commercialisation or exploitation of the Developer Invention, the Developer Intellectual Property or any products that incorporate the same shall be payments for which Developer will be responsible under this Clause 6.

7   WARRANTIES

7.1  Developer represents and warrants to Amarin as of the Effective Date, as follows:

7.1.1 Developer has the right to enter into this Agreement;

7.1.2	Developer has obtained all and any other consents required to enter into this Agreement and perform all its obligations set forth herein;

7.1.3	there are no agreements between Developer and any third party that conflict with this Agreement;

7.1.4	Developer has provided Amarin with copies of any Developer Effective Date Agreements; and

7.1.5	there are no proceedings threatened or pending against Developer in connection with the Developer Intellectual Property.

8    INDEMNIFICATION

8.1	In addition to any other indemnities provided for in this Agreement, and subject to Clause 8.3, Developer shall indemnify and hold harmless Amarin and its Affiliates and their respective employees, agents, officers and directors from and against any Claims incurred or sustained by Amarin arising out of or in connection with any:

8.1.1	breach of any representation, covenant, warranty or obligation by Developer hereunder; or

8.1.2	negligent or wilful act or omission or failure to comply with applicable laws and regulations on the part of Developer or any of its respective employees, agents, officers and directors in the performance of this Agreement;

in each case save to the relative extent that such Claim is subject to Amarin’s indemnity under Clause 8.2.

8.2	In addition to any other indemnities provided for herein, and subject to Clause 8.3, Amarin shall indemnify and hold harmless Developer and its Affiliates and their respective employees, agents, officers and directors from and against any Claims incurred or sustained by Developer arising out of or in connection with any:

8.2.1	breach of any representation, covenant, warranty or obligation by Amarin hereunder; or

8.2.2	negligent or wilful act or omission or failure to comply with applicable laws and regulations on the part of Amarin or any of its agents or employees in the performance of this Agreement;

in each case save to the relative extent that such Claim is subject to the Developer’s indemnity under Clause 8.1.

8.3 The party seeking an indemnity shall:

8.3.1	fully and promptly notify the other party of any claim or proceedings, or threatened claim or proceedings;

8.3.2	permit the indemnifying party to take full control of such claim or proceedings, with counsel of the indemnifying party’s choice, provided that the indemnifying party shall reasonably and regularly consult with the indemnified party in relation to the progress and status of such claim or proceedings;

8.3.3	co-operate in the investigation and defence of such claim or proceedings; and

8.3.4	take all reasonable steps to mitigate any loss or liability in respect of any such claim or proceedings.

Save as aforesaid, neither the indemnifying party nor the party to be indemnified shall acknowledge the validity of, compromise or otherwise settle any Claim without the prior written consent of the other, which shall not be unreasonably withheld.

8.4	NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, AMARIN AND DEVELOPER SHALL NOT BE LIABLE TO THE OTHER BY REASON OF ANY REPRESENTATION OR WARRANTY, CONDITION OR OTHER TERM OR ANY DUTY OF COMMON LAW, OR UNDER THE EXPRESS TERMS OF THIS AGREEMENT, FOR ANY CONSEQUENTIAL, SPECIAL OR INCIDENTAL OR PUNITIVE LOSS OR DAMAGE (WHETHER FOR LOSS OF CURRENT OR FUTURE PROFITS, LOSS OF ENTERPRISE VALUE OR OTHERWISE) AND WHETHER OCCASIONED BY THE NEGLIGENCE OF THE RESPECTIVE PARTIES, THEIR EMPLOYEES OR AGENTS OR OTHERWISE.

8.5	Nothing in this Agreement shall limit the liability of either party for fraud, or limit the liability of either party to any third party under applicable laws where any act or omission of either party results in death or personal injury.

9   PATENT PROSECUTION AND MAINTENANCE

9.1	For the avoidance of doubt, with effect from the Effective Date, Amarin, at its sole discretion and expense, may:

9.1.1	secure the grant of any patent applications within the Developer Intellectual Property in the Territory;

9.1.2	file and prosecute patent applications on patentable inventions and discoveries relating to the same in the Territory;

9.1.3	defend all such applications against third party oppositions in the Territory; and

9.1.4	maintain in force any issued letters patent relating to the same in the Territory.

9.2	The Developer shall provide Amarin with reasonable support in the filing and prosecution of any patent applications under this Clause 9 and shall provide all information and/or data in the Developer’s possession that is necessary to support any such patent applications.

9.3	Developer shall promptly notify Amarin in writing of the following:

9.3.1	any actual or alleged unauthorized use of the Developer Intellectual Property by a third party of which it becomes aware and provide Amarin with any available evidence of such unauthorized use;

9.3.2	any claim or proceedings alleging infringement or other unauthorised use of the proprietary rights of a third party arising from the performance of this Agreement and the conduct by Amarin of development work in relation to the Developer Intellectual Property.

For the avoidance of doubt, Amarin shall, at its sole discretion, determine the strategy to be adopted and actions to be taken in relation to any enforcement or defence action necessary in relation to the matters set forth above.

10   REGULATORY MATTERS

10.1	For the avoidance of doubt, Amarin shall, at its expense, be responsible for the filing and maintaining all Regulatory Applications and Regulatory Approvals with the RHAs in relation to the Developer Invention and Other Apomorphine Products.

10.2	For the further avoidance of doubt Amarin shall own all Regulatory Applications filed, and Regulatory Approvals obtained in respect of the Developer Invention and Other Apomorphine Products.

11   SIMBEC STUDY AGREEMENT

11.1	The parties acknowledge that pursuant to the Simbec Study Agreement, Amarin owns the Proof of Concept Study Data.

12   CONFIDENTIAL INFORMATION/ANNOUNCEMENTS

12.1	Upon execution of this Agreement, and thereafter during the term hereof, at such times as the parties shall mutually agree, each party may disclose to the others, in confidence Confidential Information necessary or useful to the activities contemplated by this Agreement.

Except as specifically authorised or permitted by this Agreement, each party shall, for the term of this Agreement and for 7 years after its expiration or termination keep confidential and not disclose to others (except its Affiliates), and use only as permitted hereunder, all of the Confidential Information owned by the other parties.

For the avoidance of doubt, the parties acknowledge that all Confidential Information relating to the Developer Intellectual Property shall upon execution of this Agreement be the absolute property of Amarin.

12.2	Save as otherwise specifically provided herein, each party shall disclose Confidential Information of the other parties only to those employees, representatives and agents requiring knowledge thereof in connection with fulfilling the party’s obligations under this Agreement. Each party further agrees to (i) inform all such employees, representatives and agents of the terms and provisions of this Agreement relating to Confidential Information and their duties hereunder, and (ii) obtain their agreement hereto as a condition of receiving Confidential Information, provided that such agreement shall be deemed given in respect of such employees, representatives and agents that, at the time of disclosure, are under existing obligations of confidentiality no less onerous than those contained herein covering such disclosure. Each party shall exercise the same standard of care as it would itself exercise in relation to its own confidential information (but in no event less than a reasonable standard of care) to protect and preserve the proprietary and confidential nature of the Confidential Information disclosed to it by the other parties.

12.3  Notwithstanding the provisions of this Clause 12, Confidential Information may be:

12.3.1	published if and to the extent such publication has been approved in writing by each of the parties; or

12.3.2	disclosed to the extent required by applicable laws or regulations or as ordered by a court or other regulatory body having competent jurisdiction, provided that if a party becomes legally required to disclose any Confidential Information of the other party hereunder, the receiving party shall give the disclosing party prompt notice of such requirement to enable the disclosing party to seek a protective order or other appropriate remedy concerning any such disclosure. The receiving party shall fully co-operate with the disclosing party in connection with the disclosing party’s efforts to obtain any such order or other remedy. If any such order or other remedy does not fully preclude disclosure, the receiving party shall make such disclosure only to the extent that such disclosure is legally required.

12.4	The parties agree that the obligations of this Clause 12 are necessary and reasonable in order to protect the parties’ respective businesses, and each party agrees that monetary damages would be inadequate to compensate a party for any breach by the other party of its covenants and agreements set forth herein.

The parties agree that any such violation or threatened violation shall cause irreparable injury to a party and that, in addition to any other remedies that may be available, in law and equity or otherwise, each party shall be entitled to seek injunctive relief against the threatened breach of the provisions of this Clause 12, or a continuation of any such breach by the other party, specific performance and other equitable relief to redress such breach together with damages and reasonable counsel fees and expenses to enforce its rights hereunder.

12.5	Subject to Clause 12.2 and Clause 12.3.2 and 12.6, neither party shall have the right to disclose to third parties the existence of this Agreement or any of the terms and conditions hereof without the prior written consent of the other party. In the event that either party wishes to make an announcement concerning the Agreement, that party will seek the consent of the other party, which consent shall not be unreasonably withheld or delayed. The terms of any such announcement shall be agreed in good faith.

12.6	Amarin shall be entitled to provide a copy of this Agreement (and any related agreements or documents) to a potential third party licensee, sub-licensee, acquirer or other party interested in the research, development or commercialization of the Developer Intellectual Property provided that the relevant third party has entered into a confidentiality agreement on terms to be agreed between Amarin and such relevant third party.

13   PAYMENTS, REPORTS AND AUDITS

13.1	With reference to Clause 5, Amarin shall keep true and accurate records of Net Sales (and any deductibles made in calculating same), Third Party Royalties and Third Party Milestone Payments.

13.2	Any income or other taxes which Amarin is required by law to pay or withhold on behalf of the Developer with respect to any monies payable to the Developer under this Agreement shall be deducted from the amount of such monies due. Any such tax required to be paid or withheld shall be an expense of and borne solely by the Developer. Amarin shall promptly provide the Developer with a certificate or other documentary evidence to enable the Developer to support a claim for a refund or a foreign tax credit with respect to any such tax so withheld or deducted by Amarin.

13.3	For the 90 day period following the close of each financial year, Amarin will, in the event that the Developer reasonably requests such access, provide the Developer’s independent certified accountants

(reasonably acceptable to Amarin) with access, during regular business hours and subject to the confidentiality provisions as contained in this Agreement, to Amarin’s books and records relating to the Developer Invention, solely for the purpose of verifying the accuracy and reasonable composition of the calculations hereunder for the financial year then ended.

13.4	In the event of a discovery of a discrepancy which exceeds five per cent (5%) of the amount due for any period, the cost of such audit shall be borne by Amarin; otherwise, such cost shall be borne by the Developer.

13.5	Payment of monies due under this Agreement shall be made by Amarin to the Developer within 30 days of becoming due.

13.6	All sums payable by Amarin to the Developer shall be paid in pounds sterling by wire transfer to the Developer’s designated account. Where a sum is calculated according to payments received by Amarin in one or more other currencies, the pound sterling amount payable shall be calculated by reference to the average mid-price exchange rate between the local currencies and the pound sterling over the calendar quarter during which such payment becomes due by reference to the applicable rates published in The Financial Times.

13.7	Amarin shall pay interest to the Developer on sums not paid to the Developer on the date on which payment should have been made pursuant to the applicable provisions of this Agreement (“Due Date”) over the period from the Due Date until the date of actual payment (both before and after judgement) at a rate per annum equal to 1% over the 1 year LIBOR rate (London Interbank Offer Rate), such interest to payable on demand from time to time and compounded quarterly.

14   CHANGE OF CONTROL

In the event of a Change of Control of Amarin, the following obligations upon Amarin shall arise with effect from the date the Change of Control of Amarin takes effect:

14.1	In the event that the board of directors of Amarin makes a final determination that Amarin will terminate all further development and commercialization activities relating to the Developer Invention in both the EU and the US, Amarin shall notify the Developer in writing of such determination with 90 days (“Notification Date”).

14.2	For a period of 30 days from the Notification Date (the “Developer Option Period”), Amarin shall grant the Developer an exclusive option to negotiate an agreement for the commercialisation by the Developer of the Developer Intellectual Property in the EU and the US upon terms to be negotiated, including the consideration to be paid by the Developer to Amarin based on the market value of the opportunity (at a minimum) (“Developer Terms”).

14.3	For the avoidance of doubt, during the Developer Option Period, Amarin will not negotiate in any form, directly or indirectly, with any other corporation, entity or person in relation to the subject matter of Clause 14.2, nor provide any information relating thereto to third parties, save with the prior consent in writing of the Developer.

14.4	If, despite the above negotiations, Amarin and the Developer do not reach agreement within the Developer Option Period, then Amarin shall be free to enter into negotiations with third parties to agree terms (“Third Party Terms”) upon which a third party would commercialise the Developer Intellectual Property in the EU and/or the US as follows:

14.4.1	at any time following the expiry of the Developer Option Period, without any reference to the Developer, Amarin shall be free to conclude and execute an agreement with a third party to commercialise the Developer Intellectual Property in the EU and/or the US where the Third Party Terms are more favourable to Amarin than the Developer Terms; and

14.4.2	during a period of 6 months from the expiry of the Developer Option Period, Amarin shall provide prior notice in writing to the Developer if Amarin proposes to enter into an agreement with a third party to commercialise the Developer Intellectual Property in the EU and/or the US where the Third Party Terms are not more favourable to Amarin than the Developer Terms (such notice to include full disclosure of the relevant Third Party Terms) and the Developer shall have the right, within 30 days of receipt of such notice, to elect to enter into an agreement with Amarin upon the same terms and conditions contained in Amarin’s notice to the Developer.

15   MISCELLANEOUS

15.1	This Agreement shall be governed by and construed in accordance with the laws of England and the parties submit to the non-exclusive jurisdiction of the English courts.

15.2	No waiver of any right under this Agreement shall be deemed effective unless contained in a written document signed by the party charged with such waiver, and no waiver of any breach or failure to perform shall be deemed to be a waiver of any future breach or failure to perform or of any other right arising under this Agreement.

15.3	Neither party to this Agreement shall be liable for delay or failure in the performance of any of its obligations hereunder to the extent such delay or failure results from causes beyond its reasonable control, including, without limitation, acts of God, fires, strikes, acts of war, or intervention of a government authority, non-availability of raw materials, but any such delay or failure shall be remedied by such party as soon as practicable.

15.4  The following provisions shall apply to the assignment of this Agreement:

15.4.1	each party may assign this Agreement in whole or in part and delegate its duties hereunder to its Affiliate or Affiliates without consent provided that such assignment or delegation has no material adverse tax implications for the other parties; and

15.4.2	Amarin may assign this Agreement to a third party without the consent of the Developer.

15.5	Nothing contained in this Agreement is intended or is to be construed to constitute Developer and Amarin as partners or members of a joint venture. None of the parties hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other parties or to bind the other parties to any contract, agreement or undertaking with any third party.

15.6	No amendment, modification or addition hereto shall be effective or binding on any party unless set forth in writing and executed by a duly authorised representative of each of the parties.

15.7	Any notice to be given under this Agreement shall be sent in writing in English by overnight courier, registered airmail or telecopied to:

Amarin at:

50 Pembroke Road,
Ballsbrdge,
Dublin 4.

Telephone: 353 1 6699020

Telefax:    353 1 6699028

Developer at:

Scots Grove House,
Uxmore Road,
Checkendon,
Oxfordshire,

RG8 0TD.

Telephone: +44 1491 680949

Telefax:    +44 1491 680949

or to such other address(es) and telecopier numbers as may from time to time be notified by any of the parties to the others hereunder.

Any notice sent by overnight courier, registered mail or telecopier shall be deemed to have been delivered upon receipt by the addressee.

15.8	If any provision in this Agreement is agreed by the parties to be, or is deemed to be, or becomes invalid, illegal, void or unenforceable under any law that is applicable hereto:-

15.8.1	such provision will be deemed amended to conform to applicable laws so as to be valid and enforceable or, if it cannot be so amended without materially altering the intention of the parties, it will be deleted, with effect from the date of such agreement or such earlier date as the parties may agree; and

15.8.2	the validity, legality and enforceability of the remaining provisions of this Agreement shall not be impaired or affected in any way.

15.9	This Agreement sets forth all of the agreements and understandings between the parties with respect to the subject matter hereof, and supersedes and terminates all prior agreements and understandings between the parties with respect to the subject matter hereof.

15.10	At the request of any of the party, the other parties shall (and shall use reasonable efforts to procure that any other necessary third parties shall) execute and do all such documents, acts and things as may reasonably be required subsequent to the signing of this Agreement for assuring to or vesting in the requesting party the full benefit of the terms hereof.

15.11	Each party shall pay its own legal costs in relation to the negotiation and conclusion of this Agreement.

15.12	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

SIGNED
for and on behalf of
AMARIN PHARMACEUTICALS IRELAND LIMITED

ALAN COOKE

SIGNED
by
DR ANTHONY CLARKE

ANTHONY CLARKE

IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

SIGNED
for and on behalf of
AMARIN PHARMACEUTICALS IRELAND LIMITED

ALAN COOKE

SIGNED
by
DR ANTHONY CLARKE

ANTHONY CLARKE

SCHEDULE 1

Developer Patents

British Patent Application:	“Pharmaceutical formulation of Apomorphine”

Name of Inventor:	Anthony Clarke, Scots Grove House, Checkendon, OxfordshireRG8 0TD, UK.

British Application No.:	0509317.4

Date of submission:	6 May 2005

(1) AMARIN PHARMACEUTICALS IRELAND LIMITED

AND

(2) DR ANTHONY CLARKE

ASSIGNMENT AGREEMENT

MATHESON ORMSBY PRENTICE
30 Herbert Street
Dublin 2
Ireland